April 29, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Eastern Airlines Corporation Limited Form 20-F for the fiscal year ended December 31, 2008 Filed June 11, 2009, File No. 001-14550

Dear Mr. Humphrey:

We refer to the comments provided by the Commission on our Form 20-F filing for the fiscal year ended December 31, 2008 (the “Comments”), which we received on April 6, 2010.  We respectfully submit to the Commission our replies to the Comments, adopting the same headings and order as initially set forth in the Comments, for your review and reference:

Item 3- Key Information

D-Risk Factors, page 7

1.
In future filings, please revise your risk factor captions to make your disclosure more meaningful to investors.  You should succinctly state in your captions the particular risk that results from the uncertainty.

Response:

We will revise our risk factor captions accordingly in our future filings.

Item 5- Operating and Financial Review and Prospects

2.
As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management.  In this regard, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues and operating expenses.  Additionally, you indicate certain factors had a material impact on your results of operations (e.g. fuel expenses, fuel derivatives and aircraft maintenance and repairs) but do not provide any trend analysis related to these items.  As such, we believe your disclosures could be improved by:

•	using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•	using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;

•	providing a robust trend analysis to complement such disclosure.

Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Response:

We will revise the disclosure in our future filings accordingly, taking into account the guidance provided by FR-72 (Release No.33-8350).

Item 16G. Corporate Governance, page 88

3.
Please confirm that in future filings you will provide disclosure in your Form-20-F of the differences in corporate governance practices between those required for domestic listed companies and those applicable to you.

Response:

We will provide disclosure in our future filings regarding the differences in corporate governance practices between those required for domestic listed companies and those applicable to us.

Financial Statements and Supplementary Data

Note 2- Summary of Significant Accounting Policies

(h) Maintenance and Overhaul Costs, page F-18

4.
Based on your disclosures here, as well as the accrual for aircraft overhaul expenses in Note 29 and the provision described in Note 32, it appears that you use the accrual method for major overhauls of aircraft held under operating leases.  As such, please tell us what consideration you gave to paragraph 14 of IAS 16, which indicates such costs should be capitalized and amortized.  In this regard, please note that paragraph 4 of IAS 16 indicates that, while IAS 17 requires the recognition of an item of leased property plant and equipment on the basis of transfer of risks and rewards, other aspects of the accounting treatment for leased assets are prescribed by IAS 16.  Additionally, paragraph 4 of IAS 16 indicates that you may apply an approach different from that provided in IAS 16 in the event another standard specifically requires such an approach.  However, IAS 17 and IAS 37 do not appear to specifically require or permit the accrual of major overhauls under operating leases.  Examples 11A and 11B of IAS 37 support the notion that the overhaul of an aircraft does not constitute a present obligation, even if required by law, Therefore, it appears that paragraph 14 of lAS 16 is applicable.  If you disagree, please provide us with the specific standard you relied upon to arrive at your conclusion that the accrual of major overhauls with respect to aircraft held under operating leases is an appropriate accounting policy.

Response:

Paragraph 4 of IAS 16 states: “Other Standards may require recognition of an item of property, plant and equipment based on an approach different from that in this Standard. For example, IAS 17 Leases requires an entity to evaluate its recognition of an item of leased property, plant and equipment on the basis of the transfer of risks and rewards. However, in such cases other aspects of the accounting treatment for these assets, including depreciation, are prescribed by this Standard.”

We respectfully submit that the accounting treatment of assets held under operating leases is within the scope of IAS 17. Assets held under operating leases do not transfer substantially all risks and rewards of ownership to the lessee and hence do no meet the recognition criteria of finance leases under IAS 17. This implies that paragraph 14 of IAS 16 is not applicable to assets held under operating leases because they are not recognised as property, plant and equipment of the lessee.

We agree that 11A and 11B of IAS 37 support the notion that the overhaul of an aircraft does not constitute a present obligation, even if required by law.  An accrual is only appropriate under IAS 37 when such overhaul constitutes a present obligation.  We do not provide accrual for the periodic cost of major overhauls.  The periodic cost of major overhauls of both airframes and engines under operating leases is expensed as incurred. Accrual is made for the estimated cost of return condition checks at the end of the lease terms (for both airframes and engines under operating leases) on a straight line basis over the term of the relevant lease because we are contractually committed to restitute aircraft to a defined level of return condition criteria.  As such, the provision described in Note 32 refers to these return condition checks. The accrued aircraft overhaul expenses as described in Note 29 refers to the unpaid balances of periodic cost of major overhauls already completed.

Note 5 – Revenues, page F-34

5.
Based on your disclosure on page 26 under the caption, Domestic Fuel Supply and Pricing, it appears that your passenger revenues included fuel surcharges from 2006 to 2008.  In this regard, please tell us the amount of such fuel surcharges and, if material, we suggest you show fuel surcharges, in future filings, as a separate line item in your summary of revenues in Note 5 in order to provide transparency regarding the effect of these surcharges on your results.

Response:

We will provide the amount of fuel surcharges as a separate line item in our discussion of revenues in future filings.

In addition to the above replies, as requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also note that we have changed our address and fax number with respect to correspondence with the Commission in order to ensure reliable receipt of materials and prompt replies to any of the Commission’s inquiries.  The revised address and fax number for the Commission’s records are as follows:

China Eastern Airlines
Kong Gang San Lu, Number 88
Shanghai 200335
People's Republic of China

Fax number: (8621) 6268 6116.

We hope you find the above replies responsive to the Comments.  Please do not hesitate to contact us if you have any questions regarding the above.

With best regards,

/s/ Wu Yongliang

Wu Yongliang
Chief Financial Officer